UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Announces Results of Annual Shareholders’ Meeting

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 18, 2018--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) (“Sierra Wireless” or the “Company”) is pleased to announce the results from its annual general meeting of shareholders (the “Meeting”) held on May 17, 2018.

All of the seven nominees proposed by management for election to the Board of Directors at the Meeting and listed in the Company’s Management Information Circular dated April 10, 2018 were elected. The Directors will remain in office until the next annual meeting of shareholders, or until their successors are elected or appointed. The results of the vote on the election of the Board of Directors are as follows:

Board of Directors	Votes in Favour		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
Jason W. Cohenour	11,049,087	98.48%	170,119	1.52%
Gregory D. Aasen	10,237,559	91.25%	981,647	8.75%
Robin A. Abrams	10,945,852	97.56%	273,354	2.44%
Paul G. Cataford	10,346,142	92.22%	873,064	7.78%
Charles E. Levine	10,487,073	93.47%	732,133	6.53%
Thomas Sieber	11,056,606	98.55%	162,600	1.45%
Kent P. Thexton	10,500,057	93.59%	719,149	6.41%

All other items of business at the Meeting were approved as follows:

(i) by resolution passed by a show of hands, Ernst & Young LLP, Chartered Professional Accountants, were appointed as auditors of the Company for the ensuing year. Proxies received as of the close of business on May 15, 2018 with respect to the reappointment of Ernst & Young LLP, Chartered Professional Accountants, were voted as follows: 26,212,555 common shares (representing 98.48% of the common shares voted), voted for, and 403,585 common shares (representing 1.52% of the common shares voted), withheld;

(ii) by resolution passed by a show of hands, the shareholders approved a resolution to approve certain amendments to the Company’s 2011 Treasury Based Restricted Share Unit Plan and to approve all unallocated entitlements under the 2011 Treasury Based Restricted Share Unit Plan of the Company, as more particularly described in the Company’s Management Information Circular dated April 10, 2018. Proxies received as of the close of business on May 15, 2018 were voted as follows: 10,538,510 common shares (representing 94.20% of the common shares voted), voted in favor, and 648,583 common shares (representing 5.80% of the common shares voted), voted against; and

(iii) by resolution passed by a show of hands, the shareholders approved a resolution to accept the Company’s approach to executive compensation. Proxies received as of the close of business on May 15, 2018 were voted as follows: 10,032,814 common shares (representing 89.68% of the common shares voted), voted in favor, and 1,154,279 common shares (representing 10.32% of the common shares voted), voted against.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

CONTACT:
Sierra Wireless, Inc.
Media Contact:
Kim Homeniuk
+1 (604) 233-8028
khomeniuk@sierrawireless.com
or
Investor Contact:
David Climie
+1 (604) 231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 18, 2018